UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Tamboran Resources Corporation
(Name of Issuer)
Common stock, par value $0.001 per share
(Title of Class of Securities)
87507T101
(CUSIP Number)
June 27, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐ Rule 13d-1(b)

    ☒ Rule 13d-1(c)

    ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	87507T101

1	Names of Reporting Persons
Liberty Oilfield Services LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
893,328 (1)(2)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
893,328 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
893,328 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.3% (3)
12	Type of Reporting Person (See Instructions)
OO

(1)Consists of 416,666 shares of the Issuer’s common stock (the “common stock”) and 95,332,520 depositary interests, where each depository interest represents 1/200th of a share of common stock, or 476,662 shares of common stock.
(2)Liberty Energy Inc. (“LBRT”) is the sole member of Liberty Oilfield Services LLC (“LOS LLC”) and therefore may be deemed to share voting and dispositive power over, and indirectly have beneficial ownership of, the common stock directly held by LOS LLC. LBRT disclaims beneficial ownership of the common stock held by LOS LLC except to the extent of its pecuniary interest therein.
(3)This percentage is based on a total of 14,228,024 shares of common stock outstanding as reported by the Issuer in its Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 27, 2024.

CUSIP No.	87507T101

1	Names of Reporting Persons
Liberty Energy Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
893,328 (1)(2)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
893,328 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
893,328 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
6.3% (3)
12	Type of Reporting Person (See Instructions)
CO

(1)Consists of 416,666 shares of the Issuer’s common stock (“common stock”) and 476,662 shares of common stock represented by 95,332,520 depositary interests, where each depository interest represents 1/200th of a share of common stock.
(2)Liberty Energy Inc. (“LBRT”) is the sole member of Liberty Oilfield Services LLC (“LOS LLC”) and therefore may be deemed to share voting and dispositive power over, and indirectly have beneficial ownership of, the common stock directly held by LOS LLC. LBRT disclaims beneficial ownership of the common stock held by LOS LLC except to the extent of its pecuniary interest therein.
(3)This percentage is based on a total of 14,228,024 shares of common stock outstanding as reported by the Issuer in its Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 27, 2024.

Item 1.
(a)    Name of Issuer:
Tamboran Resources Corporation (the “Issuer”)
(b)    Address of Issuer’s Principal Executive Offices:
Suite 01, Level 39, Tower One, International Towers Sydney
100 Barangaroo Avenue
Barangaroo NSW 2000
Australia
Item 2.
(a)Name of Person Filing:
Liberty Oilfield Services LLC
Liberty Energy Inc.
(b)Address of Principal Business Office or, if None, Residence:
950 17th Street, Suite 2400
Denver, Colorado 80202
(c)Citizenship:
Liberty Oilfield Services LLC is a Texas limited liability company
Liberty Energy Inc. is a Delaware corporation
(d)Title and Class of Securities:
Common stock, $0.001 par value per share (“common stock”)
(e)CUSIP No.:
87507T101
Item 3.     If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Inapplicable
Item 4.    Ownership
(a)    Amount Beneficially Owned:
893,328 shares of common stock consisting of 416,666 shares of common stock and 476,662 shares of common stock represented by 95,332,520 depositary interests, where each depository interest represents 1/200th of a share of common stock.

(b)    Percent of Class:
6.3% based on a total of 14,228,024 shares of common stock outstanding as reported by the Issuer in its Prospectus on Form 424B4 filed with the Securities and Exchange Commission on June 27, 2024.
(c)    Number of shares as to which such person has:
    (i)    Sole power to vote or to direct the vote: 0
    (ii)    Shared power to vote or to direct the vote: 893,328
(iii)Sole power to dispose or to direct the disposition of: 0
(iv)Shared power to dispose or to direct the disposition of: 893,328
Item 5.    Ownership of Five Percent or Less of a Class.
Inapplicable
Item 6.    Ownership of more than Five Percent on Behalf of Another Person.
Inapplicable
Item 7.    Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Inapplicable
Item 8.    Identification and classification of members of the group.
Inapplicable
Item 9.    Notice of Dissolution of Group.
Inapplicable
Item 10.    Certifications.
By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2024	Liberty Energy Inc.

By: /s/ Kamal Gala
Name: Kamal Gala
Title: Assistant Corporate Secretary

Liberty Oilfield Services LLC

By: /s/ Kamal Gala
Name: Kamal Gala
Title: Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit 99.1    Joint Filing Agreement

    Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock, $0.001 par value per share, of Tamboran Resources Corporation is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 8, 2024	Liberty Energy Inc.

By: /s/ Kamal Gala
Name: Kamal Gala
Title: Assistant Corporate Secretary

Liberty Oilfield Services LLC

By: /s/ Kamal Gala
Name: Kamal Gala
Title: Assistant Corporate Secretary